Reconciliation of Non-GAAP Measures to GAAP Results

Consolidated net loss	$(108.4)
Adjusting items:
Loss from discontinued operations, net of tax	103.2
Valuation allowance against beginning of the year deferred tax assets	5.9
Interest rate swap settlement costs, net of tax	3.0
Restructuring, net of tax	1.7
Loss on early extinguishment of debt, net of tax	0.9
Acquisition costs, net of tax	0.9
Consolidated adjusted net income	$7.2

Net cash provided by operating activities	$76.8
Capital expenditures	(31.4)
Free cash flow	45.4
Adjustments to free cash flow:
Restructuring	2.8
Acquisition costs	1.5
Consolidated adjusted net income	$49.7

Mueller Co. operating income	$57.7
Adjustments to operating income
Loss from newer technology products and services and restructuring	17.8
Mueller Co. adjusted operating income	$75.5

Anvil operating income	$37.3
Adjustment to operating income:
Restructuring	0.3
Anvil adjusted operating income	$37.6